EMISPHERE TECHNOLOGIES, INC.
240 Cedar Knolls Road
Suite 200
Cedar Knolls, NJ 07927

April 26, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3628
Attention: Jeffrey P. Riedler, Assistant Director

RE:	Responses to the comment letter of the Securities and Exchange Commission Staff dated April 20, 2011 regarding Emisphere Technologies, Inc. Post-Effective Amendment No. 1 to Form S-1 (File No. 333-169385)
Ladies and Gentlemen:
Emisphere Technologies, Inc., a Delaware corporation (“Emisphere”), is transmitting for filing with the Securities and Exchange Commission (the “Commission”) this letter reflecting Emisphere’s response to the comments contained in the letter from the Commission’s Staff (the “Staff”) to Mr. Michael R. Garone dated April 20, 2011 regarding Emisphere’s Post-Effective Amendment No.1 to the Registration Statement on Form S-1, originally filed on April 11, 2011 (the “Registration Statement”). The numbering below corresponds to the numbering in the Staff’s letter, and each of the Company’s responses is preceded by the text of the comment from the Staff’s letter.
Post-Effective Amendment No.1 to Form S-1
Risk Factors, page 6

Comment 1.	We note the disclosure on pages 49 and 86 where you state that you have determined that certain of the company’s financial statements were not prepared properly which resulted in material changes and, as a result, that your disclosure controls and procedures were not effective as of the quarterly periods ended March 31, June 30 and September 30, 2009 and 2010, nor for the fiscal years ended December 31, 2009 and 2010. Please amend your filing to include additional risk factors which describe the risks posed by the restatement of your financial statements and the material weakness in your controls and procedures.

Response 1.	Emisphere notes that it restated its financial statements included in its quarterly interim period reports previously reported on Forms 10-Q for the periods ended March 31, June 30, and September 30, 2009 and 2010, and its annual report on Form 10-K for the period ended December 31, 2009 (the “Financial Statement Periods”) as a result of a misapplication of certain Financial Accounting Standards. The resulting changes did not impact the Company’s cash position, its cash flows or its future cash requirements. The resulting determinations that the Company’s internal control over financial reporting and disclosure controls and procedures were not effective as of the Financial Statement Periods were likewise a matter of weaknesses in the quality control over the correct technical application of such standards. Following such determination, the Company designed and implemented improvements in its internal control over financial reporting to address the material weakness with regard to the proper recognition, presentation and disclosure of certain interest expense and debt discounts in connection with debt instruments and warrants. These improvements included, among other things; improved access to and evaluation of recent accounting pronouncements as they relate to financing arrangements and derivative instruments, including enhancing the documentation around conclusions reached in the implementation of applicable generally accepted accounting principles. In addition, the Company will provide further training of those individuals involved in technical accounting and reporting regarding financing arrangements and derivative instruments.

The Company acknowledges the Staff’s comment and will revise the Registration Statement accordingly. Emisphere will be filing, contemporaneously with this response, an amendment to the Registration Statement (“Amendment No. 2”), to include an additional risk factor with respect to the Company’s controls and procedures. Please see the revisions, which are included on page 15 of Amendment No. 2 attached hereto.

Signatures, Page II-10

Comment 2.	We note that your interim chief executive officer and chief financial officer have signed the filing on behalf of the registrant and in his own capacities, but that the filing has not been signed by your controller or principal accounting officer in those capacities. Please amend your filing to include the signature of your controller or principal accounting officer. If Michael R. Garone, the interim chief financial officer, is also your controller or principal accounting officer, please indicate beneath his signature that he is signing the filing in the capacity of controller or principal accounting officer in addition to the capacities listed. See Instruction 1 to the Signatures section of Form S-1 for further information.

Response 2.	Emisphere acknowledges the Staff’s comment and will revise the Registration Statement accordingly. Michael R. Garone has served as the Company’s chief financial officer and principal accounting officer since 2007 and was appointed interim chief executive officer and principal executive officer on February 28, 2011. Please see the revisions on page II-10 of Amendment No. 2, which will include the signature referred to above.
In connection with the foregoing responses to the Staff’s comments, the Company acknowledges that:
1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (973) 532-8005, should you require additional information or have questions regarding this letter.

Very truly yours, EMISPHERE TECHNOLOGIES, INC.
By:	/s/ Michael R. Garone
Michael R. Garone
Interim Chief Executive Officer and Chief Financial Officer

cc:	Timothy C. Maguire, Esq., Brown Rudnick LLP